

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Mei Kanayama
Representative Director
Yoshitsu Co., Ltd
Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan

  Re: Yoshitsu Co., Ltd
      Amended Draft Registration Statement on Form F-1
      Submitted May 21, 2021
      CIK No. 0001836242

Dear Mr. Kanayama:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement Submitted on May 21, 2021

Expanding into New Markets by Operating New Stores, page 67

1.   We note your response to comment 6, including revised disclosure related to your expansion to Hong Kong, Australia, New Zealand and the UK by 2022. Please revise to expand your discussion of the risks associated with entry and operation in these markets.

Related Party Transactions, page 91

2.   We note your response to comment 16. Please disclose whether product sales to your related parties are on the same terms as those to your other customers. If the terms are more favorable for related parties, please summarize the material terms.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li